Exhibit 99.2

Pembina Pipeline Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated February 25, 2016 and is supplementary to, and should be read in conjunction with, Pembina's audited consolidated annual financial statements for the years ended December 31, 2015 and 2014 ("Consolidated Financial Statements"). All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Management is responsible for preparing the MD&A. This MD&A has been reviewed and recommended by the Audit Committee of Pembina's Board of Directors and approved by its Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information") and refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP and Additional GAAP Measures."

Readers should refer to page 48 for a list of abbreviations that may be used in this MD&A.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced in western Canada and North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina’s integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.

Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term.

Pembina’s common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends on its common shares while enhancing the long-term value of its securities. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services;

•	Diversify the Company's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability;

•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves; and

•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Pembina is structured into four businesses: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream, which are described in their respective sections of this MD&A.

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Pembina Pipeline Corporation

Financial & Operating Overview

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except where noted)	2015	2014	2015	2014
Conventional Pipelines revenue volumes (mbpd)(1)(2)	621	612	614	575
Oil Sands & Heavy Oil contracted capacity (mbpd)(1)	880	880	880	880
Gas Services average revenue volumes (mboe/d) net to Pembina(2)(3)	103	97	110	86
Midstream NGL sales volumes (mbpd)(1)(4)	123	130	116	119
Total volume (mbpd)(1)	1,727	1,719	1,720	1,660
Revenue	1,242	1,259	4,635	6,069
Net revenue(5)	407	304	1,507	1,469
Operating expenses	110	117	426	401
Realized (gain) on commodity-related derivative financial instruments	(7)	(8)	(37)	(10)
Operating margin(5)	304	195	1,118	1,078
Depreciation and amortization included in operations	73	62	249	216
Unrealized (gain) loss on commodity-related derivative financial instruments	(6)	(11)	3	(14)
Gross profit	237	144	866	876
General and administrative expenses	42	28	157	156
Other expenses	10	2	24	18
Net finance costs (income)	22	(9)	71	130
Share of loss of investment in equity accounted investees, net of tax	2		9	22
Current tax (recovery) expense	(19)	28	41	103
Deferred tax expense	50	11	158	64
Earnings	130	84	406	383
Earnings per common share – basic (dollars)	0.32	0.22	1.02	1.07
Earnings per common share – diluted (dollars)	0.32	0.22	1.02	1.06
EBITDA(5)	260	170	955	920
Cash flow from operating activities	285	196	801	800
Cash flow from operating activities per common share – basic (dollars)(5)	0.79	0.58	2.31	2.45
Adjusted cash flow from operating activities(5)	280	164	878	777
Adjusted cash flow from operating activities per common share – basic (dollars)(5)	0.77	0.49	2.53	2.38
Common share dividends declared	168	146	628	563
Dividends per common share (dollars)	0.46	0.44	1.80	1.72
Preferred share dividends declared	13	10	48	31
Capital expenditures	448	483	1,811	1,412
Total enterprise value ($ billions)(5)	15	18	15	18

(1)	mbpd is thousands of barrels per day.
(2)	Revenue volumes are equal to contracted plus interruptible volumes.
(3)	Gas Services average revenue volumes converted to mboe/d from MMcf/d at 6:1 ratio.
(4)	NGL is natural gas liquids.
(5)	Refer to "Non-GAAP and Additional GAAP Measures."

Pembina delivered solid financial and operational results in 2015 with record throughput, EBITDA, operating margin, cash and adjusted cash flow per share, demonstrating the financial resilience of Pembina’s fee-for-service business model. Revenue was $4.6 billion and $1.2 billion for the full year and fourth quarter of 2015, compared to $6.1 billion and $1.3 billion in the same periods of 2014, largely a result of the reduced commodity prices that also positively impacted the cost of product purchases. The Company’s Conventional Pipelines and Gas Services businesses had an increase in revenue of 22 percent and 27 percent during 2015 compared to 2014. This strong performance resulted from higher volumes and new assets being placed in service and was complemented with the steady results in the Oil Sands and Heavy Oil business. For the full year, net revenue (revenue less cost of goods sold including product purchases) in 2015 was $1.5 billion, consistent with 2014 and $407 million for the fourth quarter of 2015 as compared to $304 million for the same period in 2014. Net revenue in the Midstream business declined by 22 percent as compared to 2014, largely due to lower commodity prices, and, to a lesser extent, tighter price differentials across most commodities.

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Operating expenses were $426 million for the full year in 2015, compared to $401 million during the same period of 2014, with the increase primarily due to the addition of assets, offset by the sale of the Company's non-core trucking subsidiary in its Midstream business recognized in the second quarter of 2014. For the fourth quarter of 2015, operating expenses were $110 million compared to $117 million in the same period of 2014. The quarter-over-quarter decrease in operating expenses was primarily related to timing of integrity spending in the Company's Conventional Pipelines business, which was partially offset by the addition of new assets.

For the year ended December 31, 2015, operating margin was $1,118 million compared to $1,078 million in 2014 primarily due to increases in the Company’s Conventional Pipelines and Gas Services businesses from new assets being placed in service and increased volumes, offset by decreases in the Midstream business. The Oil Sands and Heavy Oil business maintained a reliable contribution to the operating margin with a two percent year-over-year increase. During the fourth quarter of 2015, operating margin was $304 million compared to $195 million in the fourth quarter of 2014 primarily due to increased contribution from the Company's Conventional Pipelines and Midstream businesses. Pembina's Midstream business results in 2014 were impacted by an inventory impairment recognized in the fourth quarter and overall higher cost of product which reduced net revenue.

Depreciation and amortization included in operations during 2015 was $249 million compared to $216 million for the full year of 2014. This increase was primarily due to the year-over-year growth in Pembina's asset base primarily associated with the Company's pipeline expansions, the Vantage pipeline acquisition, in addition to certain useful life adjustments partially offset by decreased amortization in the Midstream business associated with intangibles that were fully depreciated in the prior year and the sale of a non-core trucking related subsidiary. In the fourth quarter of 2015, depreciation and amortization included in operations rose to $73 million compared to $62 million in the same period last year primarily due to new assets in service.

Gross profit for 2015 was $866 million compared to $876 million for 2014 due to increased operating margin offset by a greater increase in depreciation and amortization included in operations. In the fourth quarter of 2015, gross profit was $237 million compared to $144 million in 2014. This quarter-over-quarter increase was a result of increased operating margin partially offset by an increase in depreciation and amortization included in operations and increased unrealized mark-to-market positions of commodity-related derivative financial instruments.

The Company’s general and administrative expenses (excluding corporate depreciation and amortization) remained relatively consistent year over year. For the year ending December 31, 2015, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $143 million compared to $146 million in 2014. Increased salary, benefit and rent expenses due to increased staff to support new in-service assets were offset by decreased short and long-term incentives. General and administrative expenses (excluding corporate depreciation and amortization) for the fourth quarter of 2015 increased to $36 million as compared to $25 million in the same period of 2014. These increases were primarily due to fluctuations in the share price and the impact on long-term incentive expenses incurred in the quarter as compared to the previous year. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

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Pembina Pipeline Corporation

Pembina generated EBITDA of $955 million in 2015, a $35 million increase over 2014 EBITDA of $920 million. The increase was largely due to higher operating margin as described above. EBITDA for the fourth quarter of 2015 was $260 million, compared to $170 million for the same period in 2014. This increase was due to higher operating margin partially offset by the quarter-over-quarter increase in general and administrative expenses and other expenses. Other expenses in 2015 include a $13 million de-recognition of costs related to the propane export terminal project and an $8 million loss on the sale of linefill.

Net finance costs totalled $71 million in 2015, a $59 million decrease from $130 million recognized in 2014. This decrease is largely attributable to the change in fair value of the conversion feature on the series E and F convertible debentures ("Conversion Feature"). The Conversion Feature was impacted by the reduction in the principal outstanding, primarily as a result of the October 13, 2015 redemption of the series E convertible debentures, as well as changes in the share price. In 2015, Pembina recognized a gain on revaluation of $40 million, compared to a loss on revaluation of $41 million in 2014. Partially offsetting the decreased costs were interest expenses on loans and borrowings, which increased from $90 million in 2014 to $103 million in 2015, as a result of an increased level of outstanding loans and borrowings to fund growth capital. Net finance costs incurred during the fourth quarter of 2015 were $22 million compared to income of $9 million for the fourth quarter of 2014. This increase is largely attributable to the revaluation of the Conversion Feature identified above.

Income tax expense for 2015 totalled $199 million, including current tax of $41 million and deferred tax of $158 million, compared to income tax expense of $167 million in 2014, including current tax of $103 million and deferred tax of $64 million. Current tax expense for 2015 was lower than the comparable period in 2014 predominantly due to lower taxable income allocations from deferral partnerships in our corporate structure. The increase in deferred tax expense in the current quarter is mainly attributable to an increase in the income tax rate and higher taxable temporary differences between book and tax basis. Alberta's Finance Minister increased the general corporate tax rate from 10 percent to 12 percent, effective July 1, 2015. Income tax expense was $31 million for the fourth quarter of 2015, including current tax recovery of $19 million and deferred tax of $50 million, compared to $39 million, including current tax expense of $28 million and deferred tax of $11 million in the same period of 2014. The decrease in current taxes is attributable to a decrease in taxable income in the fourth quarter of 2015 as compared to the prior year for the same reasons as noted above. The increase in deferred taxes was due to the increase in the income tax rate previously noted.

The Company's earnings increased six percent to $406 million ($1.02 per common share-basic) in 2015 compared to $383 million ($1.07 per common share-basic) in 2014. The increase was most significantly impacted by the increased operating margin and lower net finance costs offset by increased deferred tax and depreciation and amortization expenses in 2015. For the fourth quarter of 2015, the Company’s earnings increased $46 million to $130 million ($0.32 per common share-basic) compared to $84 million ($0.22 per common share-basic) during the fourth quarter of 2014. This was driven by higher operating margin slightly offset by higher net finance costs as well as increased general and administrative and depreciation and amortization expenses recognized in the fourth quarter. The per common share amounts were impacted by the increase in the number of common shares outstanding largely as a result of the dividend reinvestment plan, convertible debenture redemptions and conversions and the November 19, 2015 common share issuance.

Cash flow from operating activities remained relatively consistent year over year. Cash flow from operating activities was $801 million ($2.31 per common share-basic) for the year ended December 31, 2015 compared to $800 million ($2.45 per common share-basic) in 2014. Increased operating margin and a decreased change in non-cash working capital was offset by increased taxes paid in 2015. Cash flow from operating activities increased $89 million in the fourth quarter of 2015 as compared to the same period in 2014. Cash flow from operating activities was $285 million ($0.79 per common share-basic) during the fourth quarter of 2015 compared to $196 million ($0.58 per common share-basic) for the same period in 2014 primarily due to increased operating margin and payments received and deferred.

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Adjusted cash flow from operating activities increased $101 million to $878 million ($2.53 per common share-basic) in 2015 as compared to $777 million ($2.38 per common share-basic) during 2014. The increase was primarily due to increased operating margin and lower current tax and share-based compensation expenses offset by increased preferred share dividends declared. Adjusted cash flow from operating activities increased in the fourth quarter of 2015 as compared to 2014. Adjusted cash flow from operating activities was $280 million ($0.77 per common share-basic) in 2015 as compared to $164 million ($0.49 per common share-basic) during the fourth quarter of 2014. The increase is largely due to higher operating margin and lower current tax, offset by an increase in preferred share dividends declared.

Operating Results

	3 Months Ended December 31 (unaudited)						12 Months Ended December 31
	2015			2014			2015			2014
($ millions)	Revenue		Operating Margin(1)	Revenue		Operating Margin(1)	Revenue		Operating Margin(1)	Revenue		Operating Margin(1)
Conventional Pipelines	163		109	146		74	628		401	513		302
Oil Sands & Heavy Oil	56		36	52		34	213		139	204		136
Gas Services	51	(1)	33	46		29	208	(1)	144	165		107
Midstream	137	(1)	123	61	(1)	57	458	(1)	427	587	(1)	528
Corporate			3	(1)		1			7			5
Total	407		304	304		195	1,507		1,118	1,469		1,078

(1) Net revenue (revenue less cost of goods sold including product purchases). Refer to "Non-GAAP and Additional GAAP Measures."

Conventional Pipelines

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except where noted)	2015	2014	2015	2014
Average revenue volumes (mbpd)(1)	621	612	614	575
Revenue	163	146	628	513
Operating expenses	52	72	224	211
Realized loss on commodity-related derivative financial instruments	2		3
Operating margin(2)	109	74	401	302
Depreciation and amortization included in operations	26	17	88	42
Unrealized (gain) loss on commodity-related derivative financial instruments	(1)	2	(1)
Gross profit	84	55	314	260
Capital expenditures	227	232	932	628

(1)	Revenue volumes are equal to contracted plus interruptible volumes.
(2)	Refer to "Non-GAAP and Additional GAAP Measures."

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Pembina Pipeline Corporation

Business Overview

Pembina's Conventional Pipelines business comprises a well-maintained and strategically located 9,100 km pipeline network that transports hydrocarbon products and extends across much of Alberta and parts of B.C., Saskatchewan and North Dakota. The primary objectives of this business are to provide safe, responsible, reliable and cost effective transportation services for customers, pursue opportunities for increased throughput, and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding its pipeline systems, managing revenue and following a disciplined approach to its operating expenses.

Operational Performance

Conventional Pipelines' revenue volumes averaged 614 mbpd for 2015, up seven percent compared to 575 mbpd for 2014. During the fourth quarter of 2015, revenue volumes averaged 621 mbpd, relatively consistent with the same period of 2014, when average revenue volumes were 612 mbpd.

The full-year and fourth-quarter incremental volumes were due to several factors, including:

•	The completion of Pembina's Peace and Northern Phase II expansion (the "Phase II Expansion") which includes (i) the crude oil and condensate or the low vapour pressure ("LVP") expansion ("Phase II LVP"), which was placed into service in April 2015 and achieved average monthly revenue volumes of 260 mbpd in December, and (ii) the NGL or the high vapour pressure ("HVP") expansion ("Phase II HVP"), which was placed into service in September 2015 and is now fully commissioned. These expansions allowed for the receipt of higher revenue volumes at Pembina's existing connections and truck terminals;

•	The addition of the Vantage pipeline, which began transporting volumes during the latter part of the fourth quarter of 2014;

•	Additional connections placed into service on Pembina’s Phase I crude oil, condensate and NGL pipeline expansions (the "Phase I Expansions"), which was placed into service in 2013 and where additional volumes increased over time as new connections were placed into service during 2014; and

•	New storage facilities and portions of pipeline associated with the Conventional Pipelines' other expansion programs and connections, including the additional capacity between Kakwa and Fox Creek which Pembina commissioned throughout 2015, also contributed to increased mainline throughput.

To date in 2016, Conventional Pipelines' revenue volumes have been strong where the monthly average revenue volume were in excess of 650 mbpd in January.

Financial Performance

Conventional Pipelines' revenue increased 22 percent in 2015 to $628 million as compared to $513 million for 2014. During the fourth quarter of 2015, revenue was $163 million, an increase of 12 percent over the $146 million of revenue generated in the same quarter of the previous year. The increases were primarily the result of higher volumes associated with the Phase I and Phase II Expansions and new connections being placed into service, as well as revenue associated with the Vantage pipeline acquired in late 2014. In addition, certain toll increases on the Company's various systems were placed into effect in the first half of 2015, also contributed to higher revenue over the year.

Year-over-year operating expenses increased six percent. Operating expenses were $224 million for 2015 compared to $211 million in 2014. Quarter-over-quarter operating expenses decreased 28 percent to $52 million in the fourth quarter of 2015 compared to $72 million in the same period of the prior year. The increase in full-year operating expenses were primarily the result of higher integrity spending to maintain safe operations on Pembina's gathering systems, operating expenditures associated with the Phase I and Phase II Expansions, as well as the addition of the Vantage pipeline. The lower operating expenses during the fourth quarter of 2015 are primarily the result of shifted timelines in integrity expenses as compared to the same period in 2014 which experienced increased maintenance costs on the Peace and Western systems.

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As a result of higher revenue, which was partially offset by an increase in operating expenses, operating margin was $401 million for the full year of 2015 and $109 million for the fourth quarter, 33 percent and 47 percent higher, respectively, than the $302 million and $74 million recorded for the commensurate periods of 2014.

Depreciation and amortization included in operations for the year ended December 31, 2015 was $88 million compared to $42 million for 2014. The increase was largely due to additional in-service assets, as discussed above, including the Vantage pipeline assets acquired in the fourth quarter of 2014. During the fourth quarter of 2015, depreciation and amortization included in operations was $26 million compared to $17 million during the same period of the prior year. The increase for the fourth quarter of 2015 was due to the same factors noted above.

Gross profit was $314 million and $84 million for the year and three months ended December 31, 2015, respectively, compared to $260 million and $55 million during the same periods of 2014. These 21 percent and 53 percent increases were due to higher operating margin which was partially offset by increased depreciation and amortization included in operations, as discussed above.

Capital expenditures totalled $932 million and $227 million for the full year and fourth quarter of 2015, respectively, compared to $628 million and $232 million for the same periods of 2014. The majority of this spending relates to Pembina's pipeline expansion projects which are described below.

New Developments

Pembina has been successful in its commercial efforts to secure the majority of its existing crude oil, NGL and condensate volumes under long-term, firm-service contracts. In aggregate, and including contracted volumes on the Vantage pipeline, Pembina currently has secured 777 mbpd of firm service contracts of crude oil, condensate and NGL across its Conventional Pipelines business once all expansions are placed into service.

Pembina commissioned its Phase II HVP expansion in September 2015. In conjunction with the Phase II LVP portion of the expansion, which was placed into service in April 2015, the entire Phase II Expansion is now in service. In aggregate, the Phase II Expansion has increased the Peace and Northern systems' capacity by 108 mbpd and is underpinned by five to ten-year contracts with substantial take-or-pay commitments from 40 customers.

Pembina continues work on its Phase III pipeline expansions ("Phase III Expansion"), which included bringing into service a 70 km, 16-inch pipeline segment from Kakwa to Simonette in 2015. To date, the Company has completed 30 percent of the overall Phase III Expansion program and estimates the total capital cost to be $2.4 billion.

The Phase III Expansion also includes two pipelines between Fox Creek and Namao, Alberta (one 16-inch diameter and one 24-inch diameter) which would provide an initial combined capacity of 420 mbpd. The Alberta Energy Regulator ("AER") hearing for the project concluded in the fourth quarter of 2015 and Pembina expects to receive an AER written decision near the end of the first quarter of 2016. Subject to regulatory and environmental approvals, the Company continues to anticipate an in-service date of mid-2017.

As part of the Company's plans to expand its gathering presence in Alberta and B.C., Pembina completed its lateral in the Willesden Green area of Alberta during 2015 and is continuing work on its pipeline lateral in the Karr area of Alberta (the "Karr Lateral") which will service production from the Montney resource play and will access the Company's Phase III Expansion. All approvals have been received and construction has now commenced. Generally due to unseasonably warm weather, the project is tracking above budget; however, the contract largely protects Pembina from a cost risk perspective. Pembina continues to anticipate an in-service date of early 2016.

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Pembina Pipeline Corporation

Pembina is continuing to progress its pipeline infrastructure in northeast B.C. (the "NEBC Expansion"). The NEBC Expansion, which is underpinned by a long-term, cost-of-service agreement with an anchor tenant, will transport condensate and NGL for various producers in the liquids-rich Montney resource play. To date, engineering is 90 percent complete and applications for regulatory and environmental approvals have now been submitted. The NEBC Expansion has an expected capital cost of $220 million and is anticipated to be in service in late 2017, subject to regulatory and environmental approvals.

In early 2016, subsequent to year end, Pembina entered into agreements for the construction of a new pipeline lateral in the Altares area of B.C. (the "Altares Lateral") which will transport production from the Montney resource play and will connect into Pembina's NEBC Expansion for an expected capital cost of $70 million. The Altares Lateral, underpinned by a long-term, cost-of-service agreement, is expected to have initial capacity of approximately 17 mbpd with an in-service date of mid-2017, subject to environmental and regulatory approval.

As announced in February 2015, Pembina continues to progress its expansion of the Vantage pipeline system (the "Vantage Expansion") for an estimated capital cost of $85 million. Supported by a long-term, fee-for-service agreement with a take-or-pay component, the Vantage Expansion will increase the mainline capacity from 40 mbpd to 68 mbpd through the addition of mainline pump stations and the construction of a gathering lateral. All regulatory and environmental approvals have now been received and construction of the gathering lateral is now complete with final commissioning work underway. Construction of the pump stations has now begun, and to date, the project cost is expected to be under budget. Pembina originally expected the Vantage Expansion to be completed in early 2016; however, due to a third-party plant delay, the Company expects to place it into service in the third quarter of 2016, with the contract commencing on August 1, 2016.

Pembina's projects and existing pipeline networks continue to have expansion capacity available to meet the needs of future developments currently under evaluation by its customers. Capacity increases to meet the Company's customers' existing and future demands can often be achieved through simple upgrades, such as adding new pump stations, which can be installed in less than 18 months. For example, adding pump stations to the Phase III Expansion could increase capacity from 420 mbpd to 680 mbpd in the Fox Creek to Edmonton corridor for an aggregate capacity on the Peace and Northern systems of 1,200 mbpd.

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Oil Sands & Heavy Oil

	3 Months Ended December 31		12 Months Ended December 31
($ millions, except where noted)	2015	2014	2015	2014
Contracted capacity (mbpd)	880	880	880	880
Revenue	56	52	213	204
Operating expenses	20	18	74	68
Operating margin(1)	36	34	139	136
Depreciation and amortization included in operations	4	4	17	17
Gross profit	32	30	122	119
Capital expenditures	16	6	28	41

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of synthetic crude oil for Syncrude Canada Ltd. (via the Syncrude Pipeline) and Canadian Natural Resources Limited's Horizon Oil Sands operation (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Nipisi and Mitsue pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta, and the Cheecham Lateral, which transports synthetic crude to oil sands producers operating southeast of Fort McMurray, Alberta. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has approximately 880 mbpd of contracted capacity, inclusive of the Horizon Expansion (see New Developments), under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from this business is primarily driven by the amount of capital invested and is predominantly not sensitive to fluctuations in operating expenses or actual throughput.

Financial Performance

In 2015, Oil Sands & Heavy Oil revenue was $213 million, an increase of four percent from 2014 revenue of $204 million, largely due to increased flow-through operating expenses. For the fourth quarter of 2015, revenue was $56 million, compared to $52 million in the fourth quarter of last year.

Operating expenses were $74 million for the year ended December 31, 2015, an increase of nine percent compared to $68 million for 2014. Operating expenses were $20 million during the fourth quarter of 2014 compared to $18 million for the same period of the prior year. Increased operating costs, which are eligible to be recovered under Pembina’s contractual arrangements with its customers, were largely attributable to scheduled integrity work and other repair and maintenance activities, partially offset by reduced power and labour costs.

Operating margin was $139 million and $36 million for the year and three months ended December 31, 2015 compared to $136 million and $34 million, respectively, generated during the same periods of 2014 for the reasons described above.

Depreciation and amortization included in operations during the year and fourth quarter ended December 31, 2015 was $17 million and $4 million, consistent with the same periods of 2014.

Gross profit was $122 million and $32 million for the twelve and three months ended December 31, 2015, respectively, compared to $119 million and $30 million during the same periods of 2014 as a result of the factors discussed above.

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Full-year capital expenditures within the Oil Sands & Heavy Oil business totalled $28 million in 2015 compared to $41 million for the same period in 2014. The spending in 2015 relates to the Horizon Expansion (defined below), the Cheecham expansion and a new connection, as compared to the costs incurred in 2014 associated with the Cornerstone pipeline project, the majority of which was recovered.

New Developments

In June 2015, Pembina announced that it will expand its existing Horizon Pipeline System (the "Horizon Expansion"), underpinned by a fixed return, long-term agreement, for an estimated capital cost of $125 million. The Horizon Expansion will increase the pipeline's capacity up to 250 mbpd, which will be achieved by upgrading mainline pump stations and other facility modifications, as required. Engineering work is now complete, most regulatory and environmental approvals have been received and civil construction is underway. The Horizon Expansion is expected to be in service mid-2016.

Gas Services

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except where noted)	2015	2014	2015	2014
Average revenue volumes (MMcf/d) net to Pembina(1)(2)	606	584	656	515
Average revenue volumes (mboe/d)(3) net to Pembina(1)	103	97	110	86
Revenue	52	46	209	165
Cost of goods sold, including product purchases	1		1
Net revenue(4)	51	46	208	165
Operating expenses	18	17	64	58
Operating margin(4)	33	29	144	107
Depreciation and amortization included in operations	9	7	33	22
Gross profit	24	22	111	85
Capital expenditures	33	79	242	295

(1)	Revenue volumes are equal to contracted plus interruptible volumes.
(2)	Volumes at the Musreau Gas Plant exclude deep cut processing as those volumes are counted when they are processed through the shallow cut portion of the plant.
(3)	Average revenue volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(4)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina's operations include a growing natural gas gathering and processing business, which is strategically positioned in active and emerging NGL-rich plays in the WCSB and is integrated with Pembina's other businesses. Gas Services provides gas gathering, compression, and both shallow and deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The NGL extracted through this business' facilities are transported by Pembina's Conventional Pipelines business on its Peace pipeline system with the capability for a portion of the volumes to be further processed at Pembina's fractionation facilities. Operating assets within Gas Services include:

•	Pembina's Cutbank complex (the "Cutbank Complex") – located near Grande Prairie, Alberta, this facility includes four shallow cut sweet gas processing plants (the Cutbank gas plant, the Musreau gas plant ("Musreau I"), the Musreau II facility ("Musreau II") and the Kakwa gas plant) and one deep cut gas processing plant (the Musreau deep cut facility). In total, the Cutbank Complex has 525 MMcf/d of processing capacity (468 MMcf/d net to Pembina) and 205 MMcf/d of deep cut extraction capacity (net to Pembina). The Cutbank Complex also includes approximately 350 km of gathering pipelines.

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Pembina Pipeline Corporation

•	Pembina's Saturn complex (the "Saturn Complex") – located near Hinton, Alberta, includes two identical 200 MMcf/d deep cut gas processing plants (the "Saturn I" and "Saturn II" facilities) for a total of 400 MMcf/d of deep cut extraction capacity, as well as approximately 25 km of gathering pipelines.

•	Pembina's Resthaven facility ("Resthaven") – located near Grande Cache, Alberta, this facility includes 200 MMcf/d (134 MMcf/d net to Pembina) of integrated shallow and deep cut processing capacity, as well as approximately 30 km of gathering pipelines.

•	Pembina's Saskatchewan Ethane Extraction Plant ("SEEP") – located to service the southeast Saskatchewan Bakken region, this facility has a deep cut processing capacity that could reach 60 MMcf/d with ethane fractionation capabilities up to 4,500 bpd and 104 km of ethane delivery pipeline.

Operational Performance

Within Pembina's Gas Services business, on a full year basis, average revenue volumes, net to Pembina, increased more than 27 percent to 656 MMcf/d compared to 515 MMcf/d in 2014. Higher volumes for full year 2015 compared to full year 2014 were mainly due to the addition of Musreau II, which was placed into service in December 2014, and the Saturn II and SEEP facilities, which were placed into service in August 2015, as well as the addition of the Resthaven facility, which was placed into service in October 2014. Partially offsetting the improved results was an unscheduled outage at Resthaven in the fourth quarter of 2015, which was placed back into shallow cut operating service in February 2016 and is expected to operate at full recovery by April. During the fourth quarter of 2015, volumes have increased by four percent compared to the same period in the prior year. Higher volumes during the fourth quarter of 2015 compared to the same period last year were primarily due to the same reasons as described above. Overall, Pembina continues to benefit from producer activity focused on liquids-rich natural gas in the areas surrounding its assets, although increased throughput was partially offset by lower interruptible service volumes on deep cut facilities due to lower NGL pricing during the twelve months ended December 31, 2015 compared to the same period in the previous year.

Financial Performance

Gas Services generated revenue of $209 million in 2015 compared to $165 million recognized in 2014. During the fourth quarter of 2015, $52 million in revenue was generated, up from $46 million in the same period of the prior year. These 27 and 13 percent increases, respectively, primarily reflect the new facilities that were placed into service in this business, partially offset by the unscheduled outage at Resthaven and lower interruptible volumes, as discussed above.

Full-year operating expenses totalled $64 million, up from $58 million during the prior year. For the fourth quarter of 2015, Gas Services incurred operating expenses of $18 million compared to $17 million during the fourth quarter of 2014. The full year and quarterly increases during 2015 were mainly due to additional operating costs associated with the new facilities that were placed in service, partially offset by lower power costs and operational efficiencies gained at the Cutbank Complex with the addition of Musreau II and, at the Saturn Complex, with the addition of Saturn II.

Gas Services realized operating margin of $144 million in 2015 and $33 million in the fourth quarter of 2015 compared to $107 million and $29 million during the same periods of the previous year. The increases over the fourth quarter and full year 2015 compared to the same periods in 2014 were primarily due to the addition of the new facilities placed into service, as discussed above.

Depreciation and amortization included in operations for the full year of 2015 totalled $33 million compared to $22 million in 2014, with the increase primarily attributable to the addition of new assets as discussed above. For the fourth quarter of 2015, depreciation and amortization included in operations totalled $9 million compared to $7 million in the same period of 2014, for the same reasons noted above.

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Pembina Pipeline Corporation

On a full year basis, gross profit was $111 million in 2015 compared to $85 million during 2014. For the three months ended December 31, 2015, gross profit was $24 million compared to $22 million in the same period of 2014. These increases reflect higher operating margin, partially offset by slightly higher depreciation and amortization included in operations during the 2015 period compared to the same period of 2014, primarily resulting from new assets being placed into service.

For the year ended December 31, 2015, capital expenditures within Gas Services totalled $242 million compared to $295 million during 2014. Capital spending in 2015 has been largely to finalize construction at SEEP and Saturn II, as well as to advance construction at Musreau III and the Resthaven Expansion (defined below). In 2014, capital spending was directed towards Resthaven, Musreau II and Saturn II.

New Developments

During the fourth quarter and full year 2015, Pembina continued to advance its growth projects as well as place new assets into service within the Gas Services business.

As previously announced in November, Pembina will construct, own and operate a new 100 MMcf/d shallow cut gas plant ("Duvernay I") in close proximity to the Company's Fox Creek Terminal for an expected capital cost, including supporting infrastructure, of $125 million. Duvernay I, which is underpinned by a substantial take-or-pay agreement with a large, diversified, investment-grade customer, will leverage the design of Pembina's Musreau II and the Musreau III facility ("Musreau III"). Duvernay I will be the first large-scale gas processing plant designed specifically for the Duvernay and creates a new growth platform for the Company. As part of this development, NGL production from Duvernay I will be transported on Pembina's Peace Pipeline under a long-term, take-or-pay agreement as well as fractionated under another agreement at the Company's Redwater site. Pembina has now received AER approval for the gas plant and is currently awaiting approval for the associated pipeline in relation to this project. The Company anticipates bringing Duvernay I in service in the second half of 2017, subject to the remaining environmental and regulatory approvals.

In late August, Pembina commissioned its Saturn II and SEEP facilities. Saturn II was placed into service ahead of schedule and under budget and SEEP was placed into service on time and also under budget. With the Saturn II and SEEP facilities in service, Pembina's Gas Services' capacity has increased 26 percent from 1.0 to 1.3 bcf/d.

Plant construction of Pembina's 100 MMcf/d expansion of Resthaven (the "Resthaven Expansion") is ongoing. The overall project is approximately 80 percent complete and has an estimated capital cost of $105 million. In September, Pembina placed the gathering pipeline associated with the Resthaven Expansion into service. In advance of the Resthaven Expansion being placed into service, the newly commissioned pipeline is able to provide additional gas volumes for the Company's existing Resthaven facility. Pembina expects the Resthaven Expansion, which is underpinned by a fee-for-service agreement with a substantial take-or-pay component, to be in service in mid-2016.

The Company continues to advance its 100 MMcf/d shallow cut Musreau III facility, which is being built adjacent to Pembina's existing Musreau I and Musreau II facilities. Regulatory and environmental approvals have been received and the overall project is approximately 75 percent complete and is tracking under budget from the original expected cost of $105 million. Pembina anticipates bringing Musreau III, which is underpinned by long-term, take-or-pay agreements, on-stream in mid-2016.

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Pembina Pipeline Corporation

Once the facilities under development described above are in service, Pembina expects Gas Services' processing capacity to reach approximately 1.6 bcf/d, including deep cut capacity of 900 MMcf/d. The volumes from Pembina's existing assets and those under development will be processed largely on a contracted, fee-for-service basis and results in condensate and NGL to be transported for additional toll revenue on Pembina's Conventional Pipelines.

Midstream

	3 Months Ended December 31 (1) (unaudited)		12 Months Ended December 31 (1)
($ millions, except where noted)	2015	2014	2015	2014
NGL sales volumes (mbpd)	123	130	116	119
Revenue	1,000	1,052	3,690	5,259
Cost of goods sold, including product purchases	863	991	3,232	4,672
Net revenue(2)	137	61	458	587
Operating expenses	23	12	71	69
Realized gain on commodity-related derivative financial instruments	(9)	(8)	(40)	(10)
Operating margin(2)	123	57	427	528
Depreciation and amortization included in operations	31	34	107	135
Unrealized (gain) loss on commodity-related derivative financial instruments	(5)	(13)	4	(14)
Gross profit	97	36	316	407
Capital expenditures	169	135	566	390

(1)	Share of loss of investment in equity accounted investees not included in these results.
(2)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream assets include 17 truck terminals (three of which are capable of emulsion treatment and water disposal) and terminalling at a downstream hub location at the Pembina Nexus Terminal ("PNT"), which features storage and terminal connectivity. PNT includes 21 inbound pipeline connections and 13 outbound pipeline connections to approximately 1.2 mmbpd of crude oil and condensate supply connected to the terminal and 310 mbbls of surface storage in and around the Edmonton and Fort Saskatchewan, Alberta areas.

•	NGL midstream includes two NGL operating systems – Redwater West and Empress East.

o	The Redwater West NGL system ("Redwater West") includes the 750 MMcf/d (322.5 MMcf/d net to Pembina) Younger extraction and fractionation facility in B.C.; a 73 mbpd NGL fractionator and 7.3 mmbbls of finished product cavern storage at Redwater, Alberta; and third-party fractionation capacity in Fort Saskatchewan, Alberta. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater site is Pembina's rail-based terminal which services Pembina's proprietary and customer needs for importing and exporting NGL products.

o	The Empress East NGL system ("Empress East") includes 2.4 bcf/d of capacity in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity and 1.1 mmbbls of cavern storage in Sarnia, Ontario; and 5.3 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into Alberta markets. The remaining NGL mix is transported by pipeline to Sarnia, Ontario for further fractionation, distribution and sale.

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Pembina Pipeline Corporation

The financial performance of Pembina's Midstream business can be affected by seasonal demands for products and other market factors. In NGL midstream, propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Condensate, butane and ethane are generally sold rateably throughout the year. See "Risk Factors" in this MD&A for more information.

Operational & Financial Performance

In the Midstream business, revenue was $3.7 billion and $1.0 billion in the year ended and fourth quarter of 2015, respectively, as compared to $5.3 billion and $1.1 billion in the same periods of 2014 which was impacted by lower commodity prices which also positively impacted the cost of product purchases. In the Midstream business, Pembina generated net revenue (revenue less costs of goods sold including product purchases) of $458 million and $137 million in the year ended and fourth quarter of 2015 compared to $587 million and $61 million in the same periods of 2014. The 22 percent decrease in net revenue for the year ended 2015 was primarily due to lower commodity prices (particularly the weaker year-over-year propane and butane prices), tighter price differentials across all commodities in 2015 and the sale of the Company’s non-core trucking-related subsidiary recognized in the second quarter of 2014, partially offset by revenue from new assets being placed in service. Pembina's Midstream business results in 2014 were impacted by an inventory impairment recognized in the fourth quarter and overall higher cost of product which reduced net revenue.

Operating expenses during the full year and fourth quarter of 2015 were $71 million and $23 million, respectively, compared to $69 million and $12 million in the comparable periods of 2014 representing a three and 92 percent increase over 2014. The full-year and fourth-quarter increases were largely due to new assets being placed into service. Full year operating expenses were also partially offset by the Company's sale of its non-core trucking-related subsidiary recognized in the second quarter of 2014.

Operating margin was $427 million during the full year and $123 million during the fourth quarter of 2015 compared to $528 million and $57 million in the respective periods of 2014. The full-year decrease from 2014 was primarily due to lower net revenue due to lower commodity prices, as discussed above. The quarter-over-quarter increase is primarily due to the same reasons that impacted quarter-over-quarter net revenue, as discussed above.

The Company's crude oil midstream operating margin for the year ended December 31, 2015 totalled $170 million compared to $188 million during the prior year. Crude oil midstream operating margin was $37 million in the fourth quarter of 2015, relatively consistent with the $36 million generated in the same period of 2014. The decrease on a full year basis was largely due to the factors which impacted net revenue, particularly lower crude oil prices and narrower differentials, as well as a crude-by-rail marketing contract expiry, which was partially offset by a realized gain on commodity-related derivative financial instruments of $21 million.

For the year ended December 31, 2015, operating margin for NGL midstream was $257 million compared to $340 million during 2014. Operating margin for Pembina's NGL midstream activities was $86 million for the fourth quarter of 2015 compared to $21 million for the fourth quarter of 2014. The full-year decrease was largely a result of lower margins due to significantly weaker commodity prices, especially for propane and butane, where propane and butane market prices declined in excess of 60 percent during the full year of 2015 compared to the same period in 2014. The increase in operating margin during the fourth quarter of 2015 compared to the same period in 2014 was a result of an inventory write-down recognized in the fourth quarter of 2014 and higher quarter-over-quarter sales margins, as discussed above.

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Pembina Pipeline Corporation

Full year depreciation and amortization included in operations for Pembina's Midstream business totalled $107 million, down from $135 million in 2014. Depreciation and amortization included in operations during the fourth quarter of 2015 totalled $31 million compared to $34 million during the fourth quarter of 2014. These decreases are primarily due to decreased amortization expenses associated with intangible assets which became fully depreciated in the prior year.

For the full year and three months ended December 31, 2015, gross profit in this business was $316 million and $97 million, respectively, compared to $407 million and $36 million during the same periods in 2014. The year-to-date decrease was due to the same factors which impacted net revenue, operating expenses, operating margin and depreciation and amortization included in operations, as noted above.

For the year ended December 31, 2015, capital expenditures within the Midstream business totalled $566 million compared to $390 million during 2014. Capital spending in this business in 2015 was primarily directed towards the development of Pembina's second and third fractionators ("RFS II" and "RFS III"), as well as NGL storage caverns and associated infrastructure. Capital was also spent to progress above ground storage at the Edmonton North Terminal ("ENT") and the preliminary work for the Company's proposed Canadian Diluent Hub ("CDH"). Capital expenditures in 2014 were primarily related to development of RFS II at the Company's Redwater site, above ground storage at ENT and completion of the Cynthia Full Service Terminal.

New Developments

In December 2015, Pembina completed the construction of RFS II, its second 73 mbpd ethane-plus fractionator at the Company's Redwater site. RFS II is anticipated to be completed generally on budget from the estimated $415 million capital cost and is currently being commissioned with an expectation of being on stream by the end of March 2016 (one quarter later than originally expected).

Pembina is also advancing RFS III, its third fractionator at Redwater for an estimated capital cost of $400 million, which will have propane-plus capacity of 55 mbpd. Regulatory and environmental approval has been received and over 50 percent of all long-lead items have arrived onsite with construction of pilings and foundations now complete. Pembina expects RFS III to be in service in the third quarter of 2017 and, once complete, Pembina's Redwater site will be the largest fractionation facility in Canada with a total of 210 mbpd of fractionation capacity.

Pembina is progressing work to provide terminalling services for the North West Redwater Partnership ("North West") with respect to North West's planned refinery for an expected capital cost of $180 million. Underpinned by a long-term fixed return agreement and a long-term NGL mix purchase and sale agreement related to RFS III, the terminalling services include truck and rail loading, storage, as well as handling and processing equipment for a variety of products delivered from North West. Detailed engineering and procurement is 40 percent complete with substantially all long-lead mechanical items ordered. Subject to regulatory and environmental approvals, the storage services are expected to be in service in early 2017, with the remaining facilities to be phased in with final completion expected by late 2017.

Pembina continues to advance a detailed class three engineering estimate associated with the proposed CDH. Subject to further regulatory and environmental approvals, Pembina anticipates phasing in additional connections to various condensate delivery systems with a view to achieving full connectivity and service offerings at CDH in mid-2017.

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Pembina Pipeline Corporation

At ENT, Pembina has now completed construction of three above ground storage tanks, which have a total working capacity of 550 mbbls, with the electrical work nearing completion and the mechanical integration continuing to be progressed. The project is estimated to have a capital cost of $75 million and is tracking on budget and on schedule to be in service in mid-2016.

At its NGL storage and terminalling facilities in Corunna, Ontario, Pembina is progressing a number of initiatives including the installation of a new brine pond, upgrades to its rail rack and construction of a new propane truck rack to meet increased demand for services. The propane racks were completed in December 2015, with remaining construction underway for the brine pond and rail racks. The remainder of the project is expected to be in service in early 2016.

Pembina remains committed to providing market access solutions for its customers by developing a North American west coast propane export terminal. Pembina is currently evaluating multiple potential west coast sites; however, the Company has decided that it will no longer pursue the previously announced Portland, Oregon location.

Other Non-Operating Expenses

Pension Liability

Pembina maintains a defined contribution plan and non-contributory defined benefit pension plans covering employees and retirees. The defined benefit plans include a funded registered plan for all qualified employees and an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. At the end of 2015, the pension plans carried a net obligation of $22 million compared to a net obligation of $19 million at the end of 2014. At December 31, 2015, plan obligations amounted to $168 million (2014: $157 million) compared to plan assets of $146 million (2014: $138 million). In 2015, the pension plans' expense was $11 million (2014: $8 million). Pembina's contributions to the pension plans totaled $9 million in 2015 (2014: $10 million).

Financing Activity

On February 2, 2015, Pembina closed an offering of $600 million of senior unsecured medium-term notes. The offering was conducted in two tranches: gross proceeds of $450 million in senior unsecured medium-term notes, Series 5, having a fixed coupon of 3.54 percent per annum, paid semi-annually, and which mature on February 3, 2025 and gross proceeds of $150 million through the re-opening of Pembina's Series 3, 4.75 percent medium-term notes, which mature April 30, 2043.

On April 10, 2015, Pembina closed a $225 million offering of nine million cumulative redeemable rate reset class A preferred shares, Series 9 (the "Series 9 Preferred Shares") at a price of $25.00 per share. The Series 9 Preferred Shares began trading on the Toronto Stock Exchange on April 10, 2015 under the symbol PPL.PR.I.

On June 16, 2015, Pembina closed an offering of $600 million of senior unsecured medium-term notes. The offering was conducted in two tranches: gross proceeds of $500 million in senior unsecured medium-term notes, Series 6, having a fixed coupon of 4.24 percent per annum, paid semi-annually, and which mature on June 15, 2027 and gross proceeds of $100 million through the re-opening of Pembina's Series 3, 4.75 percent medium-term notes, which mature April 30, 2043.

On November 19, 2015, Pembina closed a bought deal offering of 15.3 million common shares at a price of $30.00 per share for aggregate gross proceeds of $460 million.

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Subsequent to year end, on January 15, 2016, Pembina closed a $170 million offering of 6.8 million cumulative redeemable minimum rate reset class A preferred shares, Series 11 (the "Series 11 Preferred Shares") at a price of $25.00 per share. The Series 11 Preferred Shares began trading on the Toronto Stock Exchange on January 15, 2016 under the symbol PPL.PR.K.

Liquidity & Capital Resources

($ millions)	December 31, 2015	December 31, 2014
Working capital(1)	37	(22)
Variable rate debt(2)
Bank debt	25	510
Total variable rate debt outstanding (average of 2.3%)	25	510
Fixed rate debt(2)
Senior unsecured notes	467	467
Senior unsecured medium-term notes	2,700	1,500
Total fixed rate debt outstanding (average of 4.5%)	3,167	1,967
Convertible debentures(2)	149	410
Finance lease liability	12	10
Total debt and debentures outstanding	3,353	2,897
Cash and unutilized debt facilities	2,031	1,073

(1)	As at December 31, 2015, working capital includes $5 million (December 31, 2014: $4 million) associated with the current portion of loans and borrowings.
(2)	Face value.

Pembina anticipates cash flow from operating activities will be more than sufficient to meet its short-term operating obligations and fund its targeted dividend level. Global economic conditions have had a downward effect on commodity pricing; however, Pembina's business model is largely comprised of cash flow derived from fee-for-service arrangements, which continued to help mitigate the impact of the market downturn. Pembina believes that its reliable cash flow, limited commodity exposure (with the exception of portions of its Midstream business) and strong credit profile will enable it to preserve its financial strength into the foreseeable future, particularly as the Company brings its over $5.3 billion suite of long-term, primarily fee-for-service-based projects into service throughout the 2016 to late-2017 timeframe. In the short-term, Pembina expects to source funds required for capital projects from cash and cash equivalents, its credit facility, the DRIP and accessing the debt and equity capital markets, as required. Based on its successful access to financing in the debt and equity markets over the past several years and recently, Pembina believes it should continue to have access to funds, despite the recent weakened industry and commodity price environment. Refer to "Risk Factors – Additional Financing and Capital Resources" for more information. Management remains satisfied that the leverage employed in Pembina's capital structure, of which a significant portion is funding assets under construction which will not contribute to the results until they come into service, is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity.

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On April 16, 2015, Pembina increased the available funds under its revolving unsecured credit facility to $2 billion and retained a $750 million accordion feature. Pembina's credit facilities at December 31, 2015 consisted of an unsecured $2 billion (December 31, 2014: $1.5 billion) revolving credit facility which matures in May, 2020 and an operating facility of $30 million (December 31, 2014: $30 million) due in May, 2016, which is expected to be renewed on an annual basis. Borrowings on the revolving credit facility and the operating facility bear interest at prime lending rates plus nil to 1.25 percent (December 31, 2014: nil to 1.25 percent) or Bankers' Acceptances rates plus 1.00 percent to 2.25 percent (December 31, 2014: 1.00 to 2.25 percent). Margins on the credit facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of these facilities. As at December 31, 2015, Pembina had $2.0 billion (December 31, 2014: $1.1 billion) of cash and unutilized debt facilities. At December 31, 2015, Pembina had loans and borrowings (excluding amortization, letters of credit and finance lease liabilities) of $3.2 billion (December 31, 2014: $2.5 billion). Pembina's senior loans and borrowings to total consolidated capitalization at December 31, 2015 was 30 percent (December 31, 2014: 27 percent). Pembina also had an additional $23 million (December 31, 2014: $38 million) in letters of credit issued in a separate credit facility. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. Pembina's financial covenants include the following:

Debt Instrument	Financial Covenant	Ratio
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 70%
Revolving unsecured credit facility	Debt to Capital EBITDA(1) to senior interest coverage	Maximum 65% Minimum 2.5:1.0
(1)	Refer to "Non-GAAP and Additional GAAP Measures."

In addition to the table above, Pembina has additional covenants on its unsecured debt. Pembina was in compliance with all covenants under its notes and facilities as at the year ended December 31, 2015 (December 31, 2014 – in compliance).

On October 13, 2015, Pembina redeemed the entire outstanding principal amount of the Company's Series C 5.75 percent convertible unsecured subordinated debentures (the "Series C Debentures") and the Series E 5.75 percent convertible unsecured subordinated debentures (the "Series E Debentures" and together with the Series C Debentures the "Debentures") through the issuance of common shares.

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Class A preferred shares, Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 is P-3.

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Capital Expenditures

	3 Months Ended December 31 (Unaudited)		12 Months Ended December 31
($ millions)	2015	2014	2015	2014
Development capital
Conventional Pipelines	227	232	932	628
Oil Sands & Heavy Oil	16	6	28	41
Gas Services	33	79	242	295
Midstream	169	135	566	390
Corporate/other projects	3	31	43	58
Total development capital	448	483	1,811	1,412

During the full year and fourth quarter of 2015, capital expenditures were $1,811 million and $448 million, respectively, compared to $1,412 million and $483 million in the same periods of 2014.

The majority of the capital expenditures in the full year and fourth quarter of 2015 were incurred in Pembina's Conventional Pipelines, Midstream, and Gas Services businesses. Conventional Pipelines' capital expenditures were primarily incurred to complete the Phase II Expansion, as well as progress the Phase III Expansion. Gas Services' capital was deployed to complete SEEP and the Saturn II facility, as well as progress the Musreau III facility and the Resthaven Expansion. Midstream's capital expenditures were primarily directed towards RFS II and RFS III, cavern development, above ground storage and related infrastructure at the Redwater facility.

Contractual Obligations at December 31, 2015

($ millions)	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Operating and finance leases(1)	925	97	209	195	424
Loans and borrowings(2)	5,284	144	287	561	4,292
Convertible debentures(2)	178	10	168
Construction commitments(3)	1,878	1,392	152	29	305
Total contractual obligations(2)(4)	8,265	1,643	816	785	5,021

(1)	Includes office space, vehicles and over 3,500 rail car leases supporting future propane transportation in the Midstream business. The Company has sublet office space up to 2027 and has contracted sub-lease payments for a potential of $105 million over the term.
(2)	Excluding deferred financing costs. Including interest payments on senior unsecured notes.
(3)	Excluding significant projects that are awaiting regulatory or land approval.
(4)	Pembina enters into product purchase agreements to secure future operations in the Midstream business. Product purchase agreements range from one to 10 years and involve the purchase of NGL products from producers. Purchase price of NGL is dependent on the current market prices. Volumes and prices for these contracts cannot be reasonably determined and therefore has not been included in the contractual obligations schedule. Assuming product is available, Pembina has secured between 51 mbpd and 72 mpbd each year up to and including 2025.

Pembina is, subject to certain conditions, contractually committed to the construction and operation of the Phase III Expansion, the Resthaven Expansion, RFS II, RFS III, the NEBC Expansion, the Horizon Expansion, the Vantage Expansion, the Musreau III facility, North West, Duvernay I, as well as certain pipeline connections and laterals and select caverns at the Company's Redwater site. Additional commitments exist in relation to assets recently brought into service and other corporate infrastructure. See "Forward-Looking Statements & Information" and "Liquidity & Capital Resources."

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Pembina Pipeline Corporation

Dividends

Common Share Dividends

Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors.

On May 5, 2015, Pembina increased its monthly dividend on its common shares by 5.2 percent from $0.145 per common share per month (or $1.74 annualized) to $0.1525 per common share per month (or $1.83 annualized) effective as of the May 25, 2015 record date.

Preferred Share Dividends

The holders of Pembina's class A preferred shares are entitled to receive fixed cumulative dividends payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period for each series of preferred share.

DRIP

Throughout 2015, eligible Pembina shareholders had the opportunity to receive, by reinvesting the cash dividends declared payable by Pembina on their common shares, either (i) additional common shares at a discounted subscription price equal to 95 percent of the Average Market Price (as defined in the DRIP), pursuant to the "Dividend Reinvestment Component" of the DRIP, or (ii) a premium cash payment (the "Premium Dividend™")1 equal to 102 percent of the amount of reinvested dividends, pursuant to the "Premium Dividend™ Component" of the DRIP.

Participation in the DRIP for the year ended December 31, 2015 was 60 percent (December 31, 2014 – 57 percent) of common shares outstanding. Proceeds for the fourth quarter of 2015 totalled $99 million and $373 million for the full year, compared to $83 million and $321 million for the respective periods in 2014.

On January 7, 2016 Pembina made amendments to the Company's Premium Dividend™ and DRIP to allow the Board of Directors to set the discount under the regular dividend reinvestment component of the DRIP at a rate of up to 5 percent to the Average Market Price. Effective the same date, the Board of Directors set the current discount rate at 3 percent to the Average Market Price and reduced the premium to the regular cash dividend paid to the Company's shareholders who participate in the Premium Dividend™ component from 102 percent to 101 percent.

Related Party Transactions

For the year ended December 31, 2015, Pembina had no transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to contributions to Pembina's defined benefit pension plan and transactions with key management personnel in the ordinary course of their employment or directorship agreements.

1 TM denotes trademark of Canaccord Genuity Corp.

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Pembina Pipeline Corporation

Critical Accounting Estimates

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that are based on the circumstances and estimates at the date of the financial statements and affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Judgments, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following judgment and estimation uncertainties are those management considers material to the Company's financial statements:

Judgments

(i)	Business combinations

Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make judgments about future possible events. The assumptions with respect to determining the fair value of property, plant and equipment and intangible assets acquired generally require the most judgment.

(ii)	Depreciation and amortization

Depreciation and amortization of property, plant and equipment and intangible assets are based on management's judgment of the most appropriate method to reflect the pattern of an asset's future economic benefit expected to be consumed by the Company. Among other factors, these judgments are based on industry standards and historical experience.

(iii)	Impairment

Assessment of impairment is based on management’s judgment of whether there are internal and external factors that would indicate that an asset, or cash generating unit ("CGU") is impaired. The determination of a CGU is also based on management's judgment and is an assessment of the smallest group of assets that generate cash inflows independently of other assets. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability, each CGU's carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.

Estimates

(i)	Business Combinations

Estimates of future cash flows, forecast prices, interest rates and discount rates are made in determining the fair value of assets acquired and liabilities assumed. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities, intangible assets and goodwill in the purchase price equation. Future earnings can be affected as a result of changes in future depreciation and amortization, asset or goodwill impairment.

(ii)	Provisions and contingencies

Provisions recognized are based on management's judgment about assessing contingent assets and liabilities and timing, scope and amount of assets and liabilities. Management uses judgment in determining the likelihood of realization of contingent assets and liabilities to determine the outcome of contingencies.

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Pembina Pipeline Corporation

Based on the long-term nature of the decommissioning provision, the most significant uncertainties in estimating the provision are the discount rates used, the costs that will be incurred and the timing of when these costs will occur.

(iii)	Deferred taxes

The calculation of the deferred tax asset or liability is based on assumptions about the timing of many taxable events and the enacted or substantively enacted rates anticipated to be applicable to income in the years in which temporary differences are expected to be realized or reversed.

(iv)	Depreciation and amortization

Estimated useful lives of property, plant and equipment and intangible assets are based on management's assumptions and estimates of the physical useful lives of the assets, the economic lives, which may be associated with the reserve lives and commodity type of the production area, in addition to the estimated residual value.

(v)	Impairment tests

Impairment tests include management's best estimates of future cash flows and discount rates.

Changes in Accounting Policies

New standards adopted in 2015

The following amendments to existing standards issued by the International Accounting Standards Board ("IASB") were adopted as of January 1, 2015, without any material impact to Pembina's Financial Statements: IAS 24 Related Party Disclosures and IFRS 8 Operating Segments.

New standards and interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC and are effective for accounting periods beginning on or after January 1, 2016. These standards have not been applied in preparing these Financial Statements. Those which may be relevant to Pembina are described below:

IFRS 9 Financial Instruments (2014) is effective January 1, 2018 and is available for early adoption. The new standard is a single financial instrument accounting standard addressing: classification and measurement (Phase I), impairment (Phase II) and hedge accounting (Phase III). The Company is currently evaluating the impact that the standard will have on its results of operations and financial position and is assessing when adoption will occur.

IFRS 15 Revenue from Contracts with Customers is effective for annual periods beginning on or after January 1, 2018. The new standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue; at a point in time or over time. The Company intends to adopt IFRS 15 for the annual period beginning on January 1, 2018. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

IFRS 16 Leases is effective for annual periods beginning on or after January 1, 2019. The new standard results in substantially all lessee leases being recorded on the statement of financial position. The Company intends to adopt IFRS 16 for the annual period beginning on January 1, 2019. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

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Pembina Pipeline Corporation

Controls and Procedures

Disclosure Controls and Procedures

Pembina maintains disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in Pembina's filings is reviewed, recognized and disclosed accurately and in the appropriate time period.

An evaluation, as of December 31, 2015, of the effectiveness of the design and operation of Pembina's disclosure controls and procedures, as defined in Rule 13a – 15(e) and 15d – 15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings ("NI 52-109"), was carried out by management, including the Chief Executive Offer ("CEO") and the Chief Financial Officer ("CFO"). Based on that evaluation, the CEO and CFO have concluded that the design and operation of Pembina's disclosure controls and procedures were effective as at December 31, 2015 to ensure that material information relating to the Company is made known to the CEO and CFO by others, particularly during the period during which the annual filings are being prepared.

It should be noted that while the CEO and CFO believe that Pembina's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pembina's disclosure controls and procedures will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Control over Financial Reporting

Pembina maintains internal control over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a – 15(f) and 15d – 15(f) under the Exchange Act and under NI 52-109.

Management, including the CEO and the CFO, has conducted an evaluation of Pembina's internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as at December 31, 2015, the CEO and CFO have concluded that Pembina's internal control over financial reporting is effective.

Further, there has been no change in the Company's internal control over financial reporting that occurred during the year covered by this Annual Report that has materially affected, or are reasonably likely to materially affect, Pembina's internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2015 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included in this 2015 Annual Report to Shareholders.

Due to its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of Pembina's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.

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Pembina Pipeline Corporation

Risk Factors

Pembina's value proposition is based on balancing economic benefits against risk. Where possible, Pembina will reduce risk. In addition to an objective of contractually eliminating its business risk by contracting firm service commitments, Pembina has a formal Risk Management Program including policies, procedures and systems designed to mitigate any residual risks. The risks that may affect the business and operation of Pembina and its operating subsidiaries are described at a high level within this MD&A and more fully within Pembina's Annual Information Form ("AIF"), an electronic copy of which is available at www.pembina.com or on Pembina's SEDAR profile at www.sedar.com and which is filed under Form 40-F on Pembina's EDGAR profile at www.sec.gov. Further, additional discussion about counterparty risk, market risk, liquidity risk and additional information on financial risk management can be found in Note 23 to the Consolidated Financial Statements.

Shareholders and prospective investors should carefully consider these risk factors before investing in Pembina's securities, as each of these risks may negatively affect the trading price of Pembina's securities, the amount of dividends paid to shareholders and the ability of Pembina to fund its debt obligations, including debt obligations under its outstanding convertible debentures and any other debt securities that Pembina may issue from time to time.

Operational Risks

Operational risks include: pipeline leaks; the breakdown or failure of equipment, pipelines and facilities, information systems or processes; the compromise of information and control systems; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); spills at truck terminals and hubs; spills associated with the loading and unloading of harmful substances onto rail cars and trucks; failure to maintain adequate supplies of spare parts; operator error; labour disputes; disputes with interconnected facilities and carriers; operational disruptions or apportionment on third-party systems or refineries which may prevent the full utilization of Pembina's facilities and pipelines; and catastrophic events including but not limited to natural disasters, fires, floods, explosions, train derailments, earthquakes, acts of terrorists and saboteurs, and other similar events, many of which are beyond the control of Pembina. Pembina may also be exposed from time to time, to additional operational risks not stated in the immediately preceding sentences. The occurrence or continuance of any of these events could increase the cost of operating Pembina's assets or reduce revenue, thereby impacting earnings. Additionally, Pembina's facilities and pipelines are reliant on electrical power for their operations. A failure or disruption within the local or regional electrical power supply or distribution or transmission systems could significantly affect ongoing operations. In addition, a significant increase in the cost of power or fuel could have a materially negative effect on the level of profit realized in cases where the relevant contracts do not provide for recovery of such costs.

Commodity Price Risk

Pembina's Midstream business includes activities related to product storage, terminalling, and hub services. These activities expose Pembina to certain risks including that Pembina may experience volatility in revenue due to fluctuations in commodity prices. Primarily, Pembina enters into contracts to purchase and sell crude oil and NGL at floating market prices. The prices of products that are marketed by Pembina are subject to volatility as a result of such factors as seasonal demand changes, extreme weather conditions, general economic conditions, changes in commodity markets and other factors. Pembina manages its risk exposure by balancing purchases and sales to lock-in margins. Notwithstanding Pembina's management of price and quality risk, marketing margins for commodities can vary and have varied significantly from period to period. This variability could have an adverse effect on the results of Pembina's commercial Midstream business and its overall results of operations. To assist in effectively smoothing that variability inherent in this business, Midstream is investing in assets that have a fee-based revenue component, and is looking to expand this area going forward.

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Pembina Pipeline Corporation

The Midstream business is also exposed to possible price declines between the time Pembina purchases NGL feedstock and sells NGL products, and to decreasing frac spreads. Frac spread is the difference between the sale prices of NGL products and the cost of NGL sourced from natural gas and acquired at natural gas-related prices. Frac spreads can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the "frac spread ratio"), absolute commodity prices, and changes in the Canadian to U.S. dollar foreign exchange rate. There is also a differential between NGL product prices and crude oil prices which can change margins realized for midstream products separate from frac spread ratio changes. The amount of profit or loss made on the extraction portion of the NGL midstream business will generally increase or decrease with frac spreads. This exposure could result in variability of cash flow generated by the NGL midstream business, which could affect Pembina and the cash dividends of Pembina.

Pembina responds to commodity price risk by using an active Risk Management Program to fix revenues to pay for a minimum of 50 percent of the fixed committed term natural gas supply costs. Pembina’s fixed committed natural gas supply can vary from year to year based on industry dynamics. Additionally Pembina's Midstream business is also exposed to variability in quality, time and location differentials and the Company may also utilize financial derivative instruments as part of its overall risk management strategy to assist in managing the exposure to commodity price risk as a result of these activities. The Company does not trade financial instruments for speculative purposes.

Reserve Replacement, Throughput and Product Demand

Pembina's Conventional Pipeline tariff revenue is based upon a variety of tolling arrangements, including fee-for-service contracts, cost-of-service agreements and market-based tolls. As a result, certain pipeline tariff revenue is heavily dependent upon throughput levels of crude oil, NGL and condensate. Future throughput on Pembina's crude oil and NGL pipelines and replacement of oil and gas reserves in the service areas will be dependent upon the activities of producers operating in those areas as they relate to exploiting their existing reserve bases and exploring for and developing additional reserves, and technological improvements leading to increased recovery rates. Without reserve additions, or expansion of the service areas, throughput on such pipelines would decline over time as reserves are depleted. As oil and gas reserves are depleted, production costs may increase relative to the value of the remaining reserves in place, causing producers to shut-in production or seek out lower cost alternatives for transportation. If the level of tariffs collected by Pembina decreases as a result, cash flow available for dividends to shareholders and to service obligations under Pembina's debt securities and other debt obligations could be adversely affected.

Over the long term, Pembina's business will depend, in part, on the level of demand for crude oil, condensate, NGL and natural gas in the markets served by the crude oil and NGL pipelines and gas processing and gathering infrastructure in which the Company has an interest. Global economic events continue to have a substantial downward effect on the prices of such products and Pembina cannot predict the impact of future economic conditions on the energy and petrochemical industries or future demand for and prices of natural gas, crude oil, condensate and NGL. As lower commodity prices reduce drilling activity, the supply growth that has been fuelling the growth in pipeline infrastructure could slow down. These factors could negatively affect pipeline and processing capacity value as transportation and processing capacity becomes more abundant. Future prices of these products are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas regions, all of which are beyond Pembina's control.

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Pembina Pipeline Corporation

The volumes of natural gas processed through Pembina's gas processing assets and of NGL and other products transported in its pipelines depend on production of natural gas in the areas serviced by the gas processing business and associated pipelines. Without reserve additions, production will decline over time as reserves are depleted and production costs may rise. Producers may shut-in production at lower product prices or higher production costs. Producers in the areas serviced by the business may not be successful in exploring for and developing additional reserves or achieving technological improvements to increase recovery rates, and the gas plants and the pipelines may not be able to maintain existing volumes of throughput. Commodity prices may not remain at a level which encourages producers to explore for and develop additional reserves or produce existing marginal reserves. Given the ongoing adverse global economic conditions, the prices of these products continue to be depressed and the risks that producers will not seek reserves additions has heightened. Lower production volumes will also increase the competition for natural gas supply at gas processing plants which could result in higher shrinkage premiums being paid to natural gas producers.

The rate and timing of production from proven natural gas reserves tied into the gas plants is at the discretion of the producers and is subject to regulatory constraints. The producers have no obligation to produce natural gas from these lands. Pembina's gas processing assets are connected to various third-party trunk line systems. Operational disruptions or apportionment on those third-party systems may prevent the full utilization of the business.

Over the long-term, Pembina's business will depend, in part, on the level of demand for NGL and natural gas in the geographic areas in which deliveries are made by pipelines and the ability and willingness of shippers having access or rights to utilize the pipelines to supply such demand. Pembina cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGL.

Reputation

Reputational risk is the potential for market or company specific events that could result in the deterioration of Pembina's reputation with key stakeholders. The potential for harming Pembina's corporate reputation exists in every business decision and all risks can have an impact on reputation, which in turn can negatively impact Pembina's business and its securities. Reputational risk cannot be managed in isolation from other forms of risk. Credit, market, operational, insurance, liquidity, regulatory and legal risks, among others, must all be managed effectively to safeguard Pembina's reputation. Pembina's reputation could also be impacted by the actions and activities of other companies operating in the energy industry, particularly other energy infrastructure providers, over which it has no control. In particular, Pembina's reputation could be impacted by negative publicity related to pipeline incidents, unpopular expansion plans or new projects, and due to opposition from organizations opposed to energy, oil sands and pipeline development and particularly shipment of production from oil sands regions. Negative impacts from a compromised reputation could include revenue loss, reduction in customer base, delays in regulatory approvals on growth projects, and decreased value of Pembina's securities.

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Pembina Pipeline Corporation

Environmental Costs and Liabilities

Pembina's operations, facilities and petroleum product shipments are subject to extensive national, regional and local environmental, health and safety laws and regulations governing, among other things, discharges to air, land and water, the handling and storage of petroleum products and hazardous materials, waste disposal, the protection of employee health, safety and the environment, and the investigation and remediation of contamination. Pembina's facilities could experience incidents, malfunctions or other unplanned events that result in spills or emissions in excess of permitted levels and result in personal injury, fines, penalties or other sanctions and property damage. Pembina could also incur liability in the future for environmental contamination associated with past and present activities and properties. The facilities and pipelines must maintain a number of environmental and other permits from various governmental authorities in order to operate, and these facilities are subject to inspection from time to time. Failure to maintain compliance with these requirements could result in operational interruptions, fines or penalties, or the need to install potentially costly pollution control technology. Licenses and permits must be renewed from time to time and there is no guarantee that the license will be renewed on the same or similar conditions. There can be no assurance that we will be able to obtain all of the permits, licenses, registrations, approvals and authorizations that may be required to conduct operations that it may wish to undertake. Further, if at any time regulatory authorities deem any one of Pembina's pipelines or facilities unsafe or not in compliance with applicable laws, they may order it shut down.

While Pembina believes its current operations are in compliance with all applicable significant environmental and safety regulations, there can be no assurance that substantial costs or liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, claims for damages to persons or property resulting from Pembina's operations, and the discovery of pre-existing environmental liabilities in relation to any of the Company's existing or future properties or operations, could result in significant costs and liabilities to Pembina. In addition, the costs of environmental liabilities in relation to spill sites of which Pembina is currently aware could be greater than the Company currently anticipates, and any such differences could be substantial. If Pembina is not able to recover the resulting costs or increased costs through insurance or increased tariffs, cash flow available to pay dividends to shareholders and to service obligations under Pembina's debt securities and other debt obligations could be adversely affected.

While Pembina maintains insurance in respect of damage caused by seepage or pollution in an amount it considers prudent and in accordance with industry standards, certain provisions of such insurance may limit the availability thereof in respect of certain occurrences unless they are discovered within fixed time periods, which typically range from 72 hours to 30 days. Although the Company believes it has adequate leak detection systems in place to monitor a significant spill of product, if Pembina is unaware of a problem or is unable to locate the problem within the relevant time period, insurance coverage may not be available.

Abandonment Costs

Pembina is responsible for compliance with all applicable laws and regulations regarding the abandonment of its pipeline systems and other assets at the end of their economic life, and these abandonment costs may be substantial.

The proceeds of the disposition of certain assets, including, in respect of certain pipeline systems, line fill, may be available to offset abandonment costs. While Pembina estimates future abandonment costs, actual costs may differ. Pembina may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund additional reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available for dividends to shareholders and to service obligations under Pembina's debt securities and other debt obligations.

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Pembina Pipeline Corporation

Pembina has complied with the National Energy Board ("NEB") requirements on its NEB-regulated pipelines for the creation of set-aside and collection mechanisms required under the applicable NEB rules and regulations regarding the abandonment of its pipeline systems and assets. Pembina will continue to monitor any regulatory changes. Pembina owned and/or operated rate-regulated pipelines account for 841 km of the total infrastructure in the Conventional Pipelines business.

Completion and Timing of Expansion Projects

The successful completion of Pembina's growth and expansion projects is dependent on a number of factors outside of Pembina's control, including the impact of general economic, business and market conditions, availability of capital at attractive rates, receipt of regulatory approvals, reaching long-term commercial arrangements with customers in respect of certain portions of the expansions, construction schedules and costs that may change depending on supply, demand and/or inflation, labour, materials and equipment availability, contractor non-performance, weather conditions, and cost of engineering services. There is no certainty, nor can Pembina provide any assurance, that necessary regulatory approvals will be received on terms that maintain the expected return on investment associated with a specific projects, or at all, or that satisfactory commercial arrangements with customers will be reached where needed on a timely basis or at all, or that third parties will comply with contractual obligations in a timely manner. Factors such as special interest group opposition, Aboriginal, landowner and other stakeholder consultation requirements, changes in shipper support over time, and changes to the legislative or regulatory framework could all have an impact on contractual and regulatory milestones being accomplished. As a result, the cost estimates and completion dates for Pembina's major projects can change during different stages of the project. Early stage projects face additional challenges including securing leases, easements, rights-of-way, permits and/or licenses from landowners or governmental authorities allowing access for such purposes, as well as Aboriginal consultation requirements. Accordingly, actual costs and timing estimates may vary from initial estimates and these differences can be significant, and certain projects may not proceed as planned, or at all. Further, there is a risk that maintenance will be required more often than currently planned or that significant maintenance capital projects could arise that were not previously anticipated.

Under most of Pembina's construction and operation agreements, the Company is obligated to construct the facilities regardless of delays and cost increases and Pembina bears the risk for any cost overruns, and future agreements with customers entered into with respect to expansions may contain similar conditions. While Pembina is not currently aware of any significant undisclosed cost overruns at the date hereof, any such cost overruns in the future may adversely affect the economics of particular projects, as well as Pembina's business operations and financial results, and could reduce Pembina's expected return on investment which, in turn, could reduce the level of cash available for dividends and to service obligations under Pembina's debt securities and other debt obligations.

Operating and Capital Costs

Operating and capital costs of Pembina's business may vary considerably from current and forecast values and rates and represent significant components of the cost of providing service. In general, as equipment ages, costs associated with such equipment may increase over time. Dividends may be reduced if significant increases in operating or capital costs are incurred and this may also impact the ability of Pembina to service obligations under its debt securities and other debt obligations.

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Pembina Pipeline Corporation

Although operating costs are to be recaptured through the tariffs charged on natural gas volumes processed and oil and NGL transported, respectively, to the extent such charges escalate, producers may seek lower cost alternatives or stop production of their natural gas and/or crude oil.

Additional Financing and Capital Resources

The timing and amount of Pembina's capital expenditures, and the ability of the Company to repay or refinance existing debt as it becomes due, directly affects the amount of cash dividends that Pembina pays. Future acquisitions, expansions of Pembina's assets, and other capital expenditures and the repayment or refinancing of existing debt as it becomes due will be financed from sources such as cash generated from operations, the issuance of additional shares or other securities (including debt securities) of Pembina, and borrowings. Dividends may be reduced, or even eliminated, at times when significant capital or other expenditures are made. There can be no assurance that sufficient capital will be available on terms acceptable to Pembina, or at all, to make additional investments, fund future expansions or make other required capital expenditures. As a result of the ongoing weakness of the global economy, Pembina may have restricted access to capital and increased borrowing costs. Although Pembina's business and asset base have not changed materially, the ability of Pembina to raise capital is dependent upon, among other factors, the overall state of capital markets and investor demand for investments in the energy industry and Pembina's securities in particular. To the extent that external sources of capital, including the issuance of additional shares or other securities or the availability of additional credit facilities, become limited or unavailable on favourable terms or at all due to credit market conditions or otherwise, the ability of Pembina to make the necessary capital investments to maintain or expand its operations, to repay outstanding debt and to invest in assets, as the case may be, may be impaired. To the extent Pembina is required to use cash flow to finance capital expenditures or acquisitions or to repay existing debt as it becomes due, the level of dividends payable may be reduced.

Debt Service

At the end of 2015, Pembina had exposure to floating interest rates on $25 million in debt, which was subsequently repaid in January 2016. Debt exposure is managed by using derivative financial instruments.

Variations in interest rates and scheduled principal repayments, if required, under the terms of Pembina's banking agreements, could result in significant changes in the amounts required to be applied to debt service before payment of any dividends. Certain covenants in Pembina's agreements with the lenders may also limit payments and dividends paid by Pembina.

Pembina and its subsidiaries are permitted to borrow funds to finance the purchase of pipelines and other energy infrastructure assets, to fund capital expenditures and other financial obligations or expenditures in respect of those assets and for working capital purposes. Amounts paid in respect of interest and principal on debt incurred in respect of those assets reduce the amount of cash flow available for common share dividends. Variations in interest rates and scheduled principal repayments for which Pembina may not be able to refinance at favourable rates, or at all, could result in significant changes in the amount required to be applied to service debt, which could have detrimental effects on the amount of cash available for common share dividends. Pembina, on a consolidated basis, is also required to meet certain financial covenants under the credit facilities and is subject to customary restrictions on its operations and activities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.

The lenders under Pembina's unsecured credit facilities have also been provided with guarantees and subordination agreements. If Pembina becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, payments to all of the lenders will rank in priority to dividends and payments to holders of convertible debentures.

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Pembina Pipeline Corporation

Although Pembina believes the existing credit facilities are sufficient for immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of Pembina or that additional funds will be able to be obtained on terms favourable to Pembina or at all.

Credit Ratings

Rating agencies regularly evaluate Pembina, basing their ratings of its long-term and short-term debt on a number of factors. This includes Pembina's financial strength as well as factors not entirely within its control, including conditions affecting the industry in which Pembina operates generally and the wider state of the economy. There can be no assurance that one or more of Pembina's credit ratings will not be downgraded.

Pembina's borrowing costs and ability to raise funds are directly impacted by its credit ratings. Credit ratings may be important to suppliers or counterparties when they seek to engage in certain transactions. A credit rating downgrade could potentially impair Pembina's ability to enter into arrangements with suppliers or counterparties, to engage in certain transactions, and could limit Pembina's access to private and public credit markets and increase the costs of borrowing under its existing credit facilities. A downgrade could also limit Pembina's access to debt and preferred share markets and increase its cost of borrowing.

The occurrence of a downgrade in Pembina's credit ratings could adversely affect its ability to execute portions of its business strategy and could have a material adverse effect on its liquidity, results of operations and capital position.

Changes in Legislation

There can be no assurance that income tax laws, regulatory and environmental laws or policies and government incentive programs relating to the pipeline or oil and natural gas industry, will not be changed in a manner which adversely affects Pembina or its Shareholders or other securityholders.

Foreign Exchange Risk

Pembina's commodity-related transactions, rail car leases, Vantage pipeline tariff cash flows and some of its capital expenditure commitments may be subject to currency risk, primarily arising from the denomination of specific earnings, cash flows and expenditure commitments in U.S. dollars. Pembina partially mitigates this risk using an active Risk Management Program to exchange foreign currency for domestic currency at a fixed rate.

Interest Rate Risk

Pembina has floating interest rate debt which subjects the Company to interest rate risk. Pembina responds to this risk under the active Risk Management Program by entering into financial derivative contracts to fix interest rates.

Cyber Security

Pembina's infrastructure, technologies and data are becoming increasingly integrated, which creates a risk that failure of one system could lead to failure of another system. The risk of a cyber-attack targeting the industry is also increasing. A breach in the security or failure of the Company’s information technology could result in operational outages, delays, damage to assets or the environment, reputational harm, lost profits, lost data and other adverse outcomes. The Company’s security strategy focuses on information technology security risk management which includes continuous monitoring, threat detection and an incident response protocol.

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Pembina Pipeline Corporation

Selected Quarterly Operating Information

(mbpd unless stated otherwise)	2015				2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Average volume
Conventional Pipelines revenue volumes(1)	621	600	603	633	612	564	573	553
Oil Sands & Heavy Oil contracted capacity	880	880	880	880	880	880	880	880
Gas Services average revenue volumes (mboe/d) net to Pembina(1)(2)	103	115	108	113	97	71	87	88
Midstream NGL sales volumes	123	109	104	129	130	107	105	133
Total	1,727	1,704	1,695	1,755	1,719	1,622	1,645	1,654
(1)	Revenue volumes are equal to contracted plus interruptible volumes.
(2)	Gas Services average revenue volumes converted to mboe/d from MMcf/d at 6:1 ratio.

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Pembina Pipeline Corporation

Selected Quarterly Financial Information

	2015				2014
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	1,242	1,026	1,213	1,154	1,259	1,445	1,606	1,759
Operating expenses	110	111	96	109	117	98	91	95
Cost of goods sold, including product purchases	835	652	862	779	955	1,087	1,246	1,312
Realized (gain) loss on commodity-related derivative financial instruments	(7)	(8)	(4)	(18)	(8)	(4)		2
Operating margin(1)	304	271	259	284	195	264	269	350
Depreciation and amortization included in operations	73	67	55	54	62	51	51	52
Unrealized (gain) loss on commodity-related derivative financial instruments	(6)	3	4	2	(11)	(3)	4	(4)
Gross profit	237	201	200	228	144	216	214	302
EBITDA(1)	260	229	226	240	170	199	235	316
Cash flow from operating activities	285	187	209	120	196	188	155	261
Cash flow from operating activities per common share – basic (dollars)(1)	0.79	0.54	0.62	0.35	0.58	0.57	0.48	0.82
Adjusted cash flow from operating activities(1)	280	209	176	213	164	158	191	264
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	0.77	0.60	0.51	0.63	0.49	0.48	0.59	0.83
Earnings for the period	130	113	43	120	84	75	77	147
Earnings per common share – basic (dollars)	0.32	0.29	0.09	0.32	0.22	0.20	0.21	0.44
Earnings per common share – diluted (dollars)	0.32	0.29	0.09	0.32	0.22	0.20	0.21	0.41
Common shares outstanding (millions):
Weighted average – basic	363	345	342	339	335	327	323	319
Weighted average – diluted	363	345	343	340	336	329	325	340
End of period	373	350	343	340	338	329	325	321
Common share dividends declared	168	158	154	148	146	143	140	134
Common dividends declared per share (dollars)	0.4575	0.4575	0.450	0.435	0.435	0.435	0.430	0.420
Preferred share dividends declared	13	14	11	10	10	8	7	6

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

During the periods in the prior table, Pembina's results were impacted by the following factors and trends:

•	Increased oil production during 2014 and relatively stable production in 2015 from customers operating in the Montney, Cardium and Deep Basin Cretaceous formations of west central Alberta, which resulted in increased service offerings, new connections and capacity expansions in these areas;
•	Increased liquids-rich natural gas production in 2014 and relatively stable production in 2015 from producers in the WCSB (Deep Basin, Montney and emerging Duvernay shale plays), which resulted in increased gas gathering and processing at the Company's Gas Services assets, additional associated NGL and condensate volumes transported on its pipelines and expansion of its fractionation capacity;
•	New assets being placed into service and the acquisition of the Vantage pipeline;

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Pembina Pipeline Corporation

•	A strong propane market in North America throughout the first half of 2014 and an overall significantly weaker commodity market (especially the weaker propane and butane market) during the latter part of 2014 and in 2015;
•	Increased common shares outstanding and common share dividends due to: the DRIP, debenture conversions, common share issuance, increasing the common share dividend rate, the acquisition of the Vantage pipeline and SEEP; and
•	Increased preferred share dividends due to additional preferred shares issued.

Selected Annual Financial Information

($ millions, except where noted)	2015	2014	2013
Revenue	4,635	6,069	5,006
Earnings	406	383	351
Per common share – basic (dollars)	1.02	1.07	1.12
Per common share – diluted (dollars)	1.02	1.06	1.12
Total assets	12,936	11,262	9,142
Long-term financial liabilities(1)	3,908	3,428	2,454
Declared dividends per common share ($ per share)	1.80	1.72	1.65
Preferred share dividends declared	48	31	5

(1)	Includes loans and borrowings, convertible debentures, long-term derivative financial instruments, deferred revenue, provisions and employee benefits, share-based payments and other.

Additional Information

Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, AIFs (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

Non-GAAP and Additional GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP and additional GAAP measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP and additional GAAP measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these non-GAAP and additional GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

The intent of non-GAAP and additional GAAP measures is to provide additional useful information to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP and additional GAAP measures differently.

Investors should be cautioned that net revenue, EBITDA, adjusted cash flow from operating activities, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share, operating margin and total enterprise value should not be construed as alternatives to earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as indicators of Pembina's performance.

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Pembina Pipeline Corporation

Net revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, particularly in the Midstream business, to aggregate revenue generated by each of the Company's businesses and to set comparable objectives.

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31

($ millions)	2015	2014	2015	2014
Revenue	1,242	1,259	4,635	6,069
Cost of goods sold, including product purchases	835	955	3,128	4,600
Net revenue	407	304	1,507	1,469

Earnings before interest, taxes, depreciation and amortization ("EBITDA")

EBITDA is a non-GAAP measure and is calculated as results from operating activities plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact.

Management believes that EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities. EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes EBITDA to set objectives and as a key performance indicator of the Company's success.

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except per share amounts)	2015	2014	2015	2014
Results from operating activities	185	114	685	702
Share of profit from equity accounted investees (before tax, depreciation and amortization)	2	2	4	6
Depreciation and amortization	79	65	263	226
Unrealized (gain) loss on commodity-related derivative financial instruments	(6)	(11)	3	(14)
EBITDA	260	170	955	920
EBITDA per common share – basic (dollars)	0.72	0.51	2.75	2.82

Adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

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Pembina Pipeline Corporation

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions, except per share amounts)	2015	2014	2015	2014
Cash flow from operating activities	285	196	801	800
Add (deduct):
Change in non-cash operating working capital	(16)	(14)	11	33
Current tax recovery (expenses)	19	(28)	(41)	(103)
Taxes paid	7	11	137	81
Accrued share-based payments	(2)	9	(10)	(33)
Share-based payments			28	30
Preferred share dividends declared	(13)	(10)	(48)	(31)
Adjusted cash flow from operating activities	280	164	878	777
Cash flow from operating activities per common share – basic (dollars)	0.79	0.58	2.31	2.45
Adjusted cash flow from operating activities per common share – basic (dollars)	0.77	0.49	2.53	2.38

Operating margin

Operating margin is an additional GAAP measure which is defined as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments. Management believes that operating margin provides useful information to investors for assessing the financial performance of the Company's operations. Management utilizes operating margin in setting objectives and views it as a key performance indicator of the Company's success.

Reconciliation of operating margin to gross profit:

	3 Months Ended December 31 (unaudited)		12 Months Ended December 31
($ millions)	2015	2014	2015	2014
Revenue	1,242	1,259	4,635	6,069
Cost of sales (excluding depreciation and amortization included in operations)
Operating expenses	110	117	426	401
Cost of goods sold, including product purchases	835	955	3,128	4,600
Realized (gain) loss on commodity-related derivative financial instruments	(7)	8	(37)	10
Operating margin	304	195	1,118	1,078
Depreciation and amortization included in operations	73	62	249	216
Unrealized (gain) loss on commodity-related derivative financial instruments	(6)	(11)	3	(14)
Gross profit	237	144	866	876

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Pembina Pipeline Corporation

Total enterprise value

Total enterprise value is a non-GAAP measure which is calculated by aggregating the market value of common shares, preferred shares and convertible debentures at a specific date plus senior debt less cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of the Company and as an input to calculate financial ratios. Management utilizes total enterprise value to assess Pembina's growth.

($ millions, except where noted)	February 22, 2016		December 31, 2015		December 31, 2014
Shares outstanding (millions of shares)	376		373		338
Closing share price (dollars)	33.46		30.15		42.34
Market value
Common shares	12,578		11,258		14,308
Series 1 Preferred Shares (PPL.PR.A)	133	(1)	167	(2)	244	(3)
Series 3 Preferred Shares (PPL.PR.C)	85	(4)	109	(5)	150	(6)
Series 5 Preferred Shares (PPL.PR.E)	160	(7)	194	(8)	257	(9)
Series 7 Preferred Shares (PPL.PR.G)	151	(10)	193	(11)	250	(12)
Series 9 Preferred Shares (PPL.PR.I)	168	(13)	199	(14)
Series 11 Preferred Shares (PPL.PR.K)	163	(15)
5.75% convertible debentures (PPL.DB.C)					347	(16)
5.75% convertible debentures (PPL.DB.E)					37	(17)
5.75% convertible debentures (PPL.DB.F)	178	(18)	166	(19)	208	(20)
Market capitalization	13,616		12,286		15,801
Senior debt	3,167		3,192		2,477
Cash and cash equivalents	(41)		(26)		(53)
Total enterprise value(21)	16,742		15,452		18,255

(1)	10 million preferred shares outstanding at a market price of $13.30 at February 22, 2016.
(2)	10 million preferred shares outstanding at a market price of $16.70 at December 31, 2015.
(3)	10 million preferred shares outstanding at a market price of $24.40 at December 31, 2014.
(4)	10 million preferred shares outstanding at a market price of $14.20 at February 22, 2016.
(5)	10 million preferred shares outstanding at a market price of $18.10 at December 31, 2015.
(6)	6 million preferred shares outstanding at a market price of $24.97 at December 31, 2014.
(7)	10 million preferred shares outstanding at a market price of $16.01 at February 22, 2016.
(8)	10 million preferred shares outstanding at a market price of $19.40 at December 31, 2015.
(9)	10 million preferred shares outstanding at a market price of $25.70 at December 31, 2014.
(10)	10 million preferred shares outstanding at a market price of $15.10 at February 22, 2016.
(11)	10 million preferred shares outstanding at a market price of $19.30 at December 31, 2015.
(12)	10 million preferred shares outstanding at a market price of $25.02 at December 31, 2014.
(13)	9 million preferred shares outstanding at a market price of $18.68 at February 22, 2016.
(14)	9 million preferred shares outstanding at a market price of $22.09 at December 31, 2015.
(15)	6.8 million preferred shares outstanding at a market price of $23.95 at February 22, 2016.
(16)	$236 million principal amount outstanding at a market price of $147.00 at December 31, 2014 and with a conversion price of $28.55.
(17)	$23 million principal amount outstanding at a market price of $160.00 at December 31, 2014 and with a conversion price of $24.94.
(18)	$149 million principal amount outstanding at a market price of $119.00 at February 22, 2016 and with a conversion price of $29.53.
(19)	$149 million principal amount outstanding at a market price of $112.00 at December 31, 2015 and with a conversion price of $29.53.
(20)	$150 million principal amount outstanding at a market price of $138.50 at December 31, 2014 and with a conversion price of $29.53.
(21)	Refer to "Non-GAAP and Additional GAAP Measures."

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Pembina Pipeline Corporation

The following is a list of abbreviation that may be used in this MD&A:

Measurement

bpd	barrels per day
mbpd	thousands of barrels per day
mbbls	thousands of barrels
mmbbls	millions of barrels
mboe/d	thousands of barrels of oil equivalent per day
MMcf/d	millions of cubic feet per day
bcf/d	billions of cubic feet per day
km	kilometre

Other

B.C.	British Columbia
DRIP	Premium Dividend™ and Dividend Reinvestment Plan
IFRS	International Financial Reporting Standards
NGL	Natural gas liquids
U.S.	United States
WCSB	Western Canadian Sedimentary Basin
deep cut	Ethane-plus capacity extraction gas processing capabilities
shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities

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Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing Pembina's securityholders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "believe", "plan", "intend", "target", "view", "maintain", "schedule", "objective", "strategy", "likely", "potential", "outlook", "goal", "would", and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements, including certain financial outlook, pertaining to the following:

•	the future levels of cash dividends that Pembina intends to pay to its shareholders, the dividend payment date and the tax treatment thereof;
•	planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, in-service dates, rights, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of the Company's new projects on its future financial performance;
•	pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•	Pembina's estimated decommissioning obligations and deferred tax liability;
•	increased throughput potential due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•	expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at attractive rates, future contractual obligations, future financing options, future renewal of credit facilities, availability of capital to fund growth plans, operating obligations and dividends and the use of proceeds from financings;
•	tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;
•	the adoption of new accounting standards;
•	the impact of share price and discount rate on annual share-based incentive expense; and
•	the impact of the current commodity price environment on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements and financial outlook based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels and the geographic region of such activity;
•	the success of Pembina's operations;
•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;
•	the availability of capital to fund future capital requirements relating to existing assets and projects;
•	expectations regarding participation in Pembina's DRIP;
•	future operating costs including geotechnical and integrity costs;
•	oil and gas industry compensation levels;
•	in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of providing value to shareholders: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•	interest and tax rates;
•	prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•	the amount of future liabilities relating to environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions and Aboriginal and landowner consultation requirements;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	reliance on key relationships and agreements and the outcome of stakeholder engagement;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; and
•	the other factors discussed under "Risk Factors" in Pembina's AIF for the year ended December 31, 2015. Pembina's MD&A and AIF are available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement. The purpose of the financial outlook contained herein is to give the reader an indication of the expected impact of current growth projects on Pembina's future financial performance. Readers should be aware that the financial outlook contained herein may not be appropriate for other purposes.

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